BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

July 2, 2015

Via SEC Edgar Submission

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Scor International Foods, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Initial Form S-1 Filed: April 3, 2015

File No. 333-203239

Dear Mr. Schwall:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: We note that you are “structuring acquisition offers.” Please clarify your disclosure, if applicable, to set forth that no agreements to merge with or acquire a business have been secured and that you may not be able to secure any such agreements on acceptable terms. If not applicable, please clarify your disclosure to reflect your current circumstances and explain to us whether any potential acquisitions are “probable” for the purpose of financial statements under Rule 8-04 of Regulation S-X. Also refer to FRC 506.02(c)(ii). Please revise your disclosure throughout your filing, where applicable (i.e., pages 3, 21, 22, and 28).

Answer to Comment 1: The Company does not have any agreements currently in place for distributors, acquisitions, licenses, delivery or manufacture of food products. In the amended disclosure based on the previous comment letter, the Company attempted to disclose throughout the registration statement that there are no contracts or agreements in place with any third parties for any reason. While the Company is attempting to negotiate terms with various third parties in order to eventually execute formal agreements, there are no agreements currently in place. The Company believes that it has disclosed, to the fullest extent possible, that there are no agreements in place at the current time, and therefore does not believe it can add any applicable information to its current disclosure.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for Scor International Foods, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511     Facsimile: (720) 528-7765      E: kbart@kennethbartesq.com

www.kennethbartesq.com